Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 28, 2017

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – March 8, 2017 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 28, 2017.

Net income was $5,992,000 in the second quarter of fiscal 2017 compared to $6,284,000 in the second quarter of the prior year. Net income decreased 5% in the second quarter of fiscal 2017 compared to the prior year due primarily to lower same store sales and higher operating and administrative expenses.

Sales were $412,215,000 in the second quarter of fiscal 2017 compared to $420,170,000 in the second quarter of the prior year.  Same store sales decreased 1.9% due primarily to four competitor store openings, deflation in the meat, dairy and produce departments and very high sales in the last week of the second quarter of prior year as customers prepared for Winter Storm Jonas. These decreases were offset by increased sales due to three competitor store closings and sales growth in recently remodeled and expanded stores in Stirling and Chester. Excluding the positive impact of Winter Storm Jonas on the last week of the second quarter of fiscal 2016, same store sales decreased .5%. The Company expects same store sales in fiscal 2017 to range from a 1.0% decrease to flat.

Gross profit as a percentage of sales increased to 26.99% in the second quarter of fiscal 2017 compared to 26.83% in the second quarter of the prior year.

Operating and administrative expense as a percentage of sales increased to 22.90% in the second quarter of fiscal 2017 compared to 22.67% in the second quarter of the prior year due primarily to higher payroll and increased legal and consulting fees partially offset by decreased fringe benefit costs. Payroll costs increased due primarily to reduced operating leverage on lower same store sales and investments in service departments at the newly remodeled Chester store. Fringe benefit costs decreased due primarily to lower non-union pension expense.

Net income was $10,101,000 in the six-month period of fiscal 2017 compared to $10,714,000 in the six-month period of the prior year. Net income decreased 6% in the six-month period of fiscal 2017 compared to the prior year due primarily to lower same store sales and higher operating and administrative expenses.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 28, 2017	January 23, 2016	January 28, 2017	January 23, 2016

Sales	$412,215	$420,170	$801,907	$809,699

Cost of sales	300,977	307,444	586,021	591,487

Gross profit	111,238	112,726	215,886	218,212

Operating and administrative expense	94,393	95,243	185,524	186,581

Depreciation and amortization	6,233	6,060	12,296	12,018

Operating income	10,612	11,423	18,066	19,613

Interest expense	(1,114)	(1,125)	(2,230)	(2,252)

Interest income	648	565	1,335	1,128

Income before income taxes	10,146	10,863	17,171	18,489

Income taxes	4,154	4,579	7,070	7,775

Net income	$5,992	$6,284	$10,101	$10,714

Net income per share:
Class A common stock:
Basic	$0.47	$0.50	$0.80	$0.85
Diluted	$0.42	$0.44	$0.71	$0.76

Class B common stock:
Basic	$0.31	$0.32	$0.52	$0.55
Diluted	$0.31	$0.32	$0.52	$0.55

Gross profit as a % of sales	26.99%	26.83%	26.92%	26.95%
Operating and administrative expense as a % of sales	22.90%	22.67%	23.14%	23.04%